Exhibit 99.1

Changyou Reports Third Quarter 2017 Unaudited Financial Results

Beijing, China, October 27, 2017– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter 2017.

Third Quarter 2017 Highlights

•	Total revenue was US$166 million, representing an increase of 22% year-over-year and 10% quarter-over-quarter, in line with the Company’s guidance.

•	Online game revenue was US$132 million, representing an increase of 34% year-over-year and 8% quarter-over-quarter, exceeding the Company’s guidance.

•	GAAP net loss attributable to Changyou.com Limited was US$7 million, compared with net income of US$39 million in the third quarter of 2016 and net income of US$52 million in the second quarter of 2017.

•	Non-GAAP[1] net loss attributable to Changyou.com Limited was US$5 million, compared with net income of US$46 million in the third quarter of 2016 and net income of US$61 million in the second quarter of 2017.

•	GAAP and non-GAAP net loss attributable to Changyou.com Limited include impairment charges of US$60 million on goodwill and intangible assets recognized in relation to the MoboTap business. GAAP and non-GAAP net loss attributable to non-controlling interests include impairment charges of US$27 million on goodwill and intangible assets recognized in relation to the MoboTap business.

Mr. Dewen Chen, CEO, commented, “I’m pleased to report that total revenue for the third quarter was US$166 million, an increase of 22% year-over-year. Our PC games revenue remained stable in the quarter and our mobile games revenue continued to grow driven by the launch of Legacy TLBB Mobile. In terms of new games, we plan to launch ‘Man Huang Sou Shen Ji’, a new PC game, and ‘Dao Jian Dou Shen Zhuan’, a new mobile game, in the fourth quarter. A few more new titles are expected to follow early next year.”

Mr. Qing Wei, Chief Games Development Officer added, “For our Legacy TLBB Mobile, our top priority, as always, is to address the needs of our core users. We aim to launch bi-monthly expansion packs to keep our users entertained with continuous upgrades of content and social functions, which we believe is vital for building long lasting and sustainable games.”

Mr. Yaobin Wang, CFO of Changyou added, “Excluding the impairment charges in relation to the MoboTap business, our non-GAAP net income for the third quarter would be in line with guidance. While we work hard to support our development and operation teams to deliver the best games possible, we will continue our strategy of operating a lean business with stringent cost controls.”

[1]	Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Third Quarter 2017 Operational Results

Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

•	Total average monthly active accounts[2] of the Company’s PC games were 2.3 million, representing a decrease of 15% year-over-year and 4% quarter-over-quarter.

•	Total average monthly active accounts of the Company’s mobile games were 5.2 million, representing an increase of 86% year-over-year and a decrease of 30% quarter-over-quarter.

•	Total quarterly aggregate active paying accounts[3] of the Company’s PC games were 0.8 million, representing a decrease of 20% year-over-year and 11% quarter-over-quarter.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 1.4 million, representing an increase of 100% year-over-year and a decrease of 44% quarter-over-quarter.

The year-over-year and quarter-over-quarter decreases for the Company’s PC games reflected the natural declining life cycles of the Company’s older games, including TLBB PC.

The year-over-year increases for the Company’s mobile games were largely due to Legacy TLBB Mobile, which was launched in the second quarter of 2017. The quarter-over-quarter decreases for the Company’s mobile games reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

Third Quarter 2017 Unaudited Financial Results

Revenue

Total revenue was US$166 million, representing an increase of 22% year-over-year and 10% quarter-over-quarter.

Online game revenue was US$132 million, representing an increase of 34% year-over-year and 8% quarter-over-quarter. The year-over-year and the quarter-over-quarter increases were mainly due to the revenue contribution of Legacy TLBB Mobile, which was launched in the second quarter of 2017.

Online advertising revenue was US$6 million, representing a decrease of 48% year-over-year and 14% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to fewer PC games being launched in China and our new mobile initiatives being at an early stage.

Cinema advertising revenue was US$24 million, representing an increase of 14% year-over-year and 38% quarter-over-quarter. The year-over-year increase was because the Company took an active approach in acquiring more advertising resources. The quarter-over-quarter increase was a result of a seasonal trend in cinema advertising typical of the third quarter.

Internet value-added services (“IVAS”) revenue was US$3 million, representing a decrease of 32% year-over-year and 12% quarter-over-quarter. The year-over-year and the quarter-over-quarter decreases were a result of lower revenue from PC and mobile internet products in the third quarter of 2017.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$122 million, representing an increase of 28% year-over-year and 5% quarter-over-quarter. GAAP and non-GAAP gross margin were both 73%, compared with 70% in the third quarter of 2016, and 77% in the second quarter of 2017.

[2]	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
[3]	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP and non-GAAP gross profit of the online games business were both US$115 million, representing an increase of 53% year-over-year and 4% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 87%, compared with 76% in the third quarter of 2016 and 91% in the second quarter of 2017. The year-over-year increase in gross margin was due to Legacy TLBB Mobile, which was launched in the second quarter of 2017 and has a high gross margin as revenue is recognized on a net basis after revenue-sharing with the third-party licensee operator.

GAAP and non-GAAP gross profit of the online advertising business were both US$4 million, representing a decrease of 50% year-over-year and 18% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 73%, compared with 76% in the third quarter of 2016 and 76% in the second quarter of 2017.

GAAP and non-GAAP gross profit of the cinema advertising business were both US$1 million, compared with gross profit of US$9 million in the third quarter of 2016 and gross loss of US$2 million in the second quarter of 2017. GAAP and non-GAAP gross margin of the cinema advertising business were both 6%, compared with 43% in the third quarter of 2016 and negative 13% in the second quarter of 2017. The year-over-year decrease in gross margin was mainly due to an increase in costs related to acquiring advertising resources in the third quarter of 2017. The quarter-over-quarter increase in gross margin was mainly due to an increase in cinema advertising revenue in the third quarter of 2017.

GAAP and non-GAAP gross profit of the IVAS business were both US$1 million, compared with gross profit of US$2 million in the third quarter of 2016 and gross profit of US$1 million in the second quarter of 2017.

Operating expense

Total operating expense was US$151 million, representing an increase of 132% year-over-year and 145% quarter-over-quarter.

Product development expense was US$36 million, representing an increase of 20% year-over-year and flat quarter-over-quarter. The year-over-year increase was mainly due to an increase in expenses associated with the development of Legacy TLBB Mobile.

Sales and marketing expense was US$18 million, representing a decrease of 6% year-over-year and an increase of 40% quarter-over-quarter. The year-over-year decrease and quarter-over-quarter increase reflect changes in marketing and promotional spending for new games and new expansion packs each of the two quarters.

General and administrative expense was US$11 million, representing a decrease of 33% year-over-year and 18% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to a decrease in share-based compensation expense resulting from changes in the market price for the Company’s ADSs in the third quarter of 2017 compared with the third quarter of 2016 and the second quarter of 2017.

Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business was US$87 million. The impairments were mainly related to the MoboTap business, which was acquired in 2014. In the third quarter of 2015, the Company recognized an impairment charge related to the MoboTap business due to a change in the Company’s strategic direction. Since then, MoboTap focused on the development and operation of card and board games, which have been MoboTap’s main source of revenue. Due to reinforced restrictions the Chinese regulatory authorities imposed on card and board games, some of the Company’s key distribution partners informed the Company that they had decided to stop the distribution and promotion of card and board games in the third quarter of 2017. As a result, the Company determined that it is unlikely for MoboTap to gain users and grow its revenue in China, and accordingly further impairment charges of US$87 million were recognized to reflect the fair value of the MoboTap business.

Operating profit/ (loss)

Operating loss was US$30 million, compared with operating profit of US$29 million in the third quarter of 2016 and operating profit of US$54 million in the second quarter of 2017.

Non-GAAP operating loss was US$28 million, compared with non-GAAP operating profit of US$37 million in the third quarter of 2016 and non-GAAP operating profit of US$63 million in the second quarter of 2017.

Other Income, net

Other income was US$1 million, compared with US$3 million in the third quarter of 2016 and US$3 million in the second quarter of 2017.

Income tax expense/ (benefit)

Income tax expense was US$11 million, compared with income tax benefit of US$1 million in the third quarter of 2016 and income tax expense of US$10 million in the second quarter of 2017.

Net income/ (loss)

Net loss was US$34 million, compared with net income of US$39 million in the third quarter of 2016 and net income of US$52 million in the second quarter of 2017.

Non-GAAP net loss was US$32 million, compared with net income of US$46 million in the third quarter of 2016 and net income of US$61 million in the second quarter of 2017.

Net income/ (loss) attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$27 million. This compares with GAAP and non-GAAP net income of US$0.3 million in the third quarter of 2016, and GAAP and non-GAAP net income of US$0.04 million in the second quarter of 2017. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap, the developer of the Dolphin Browser. The year-over-year and quarter-over-quarter changes were mainly due to the impairment charges related to the MoboTap business that were recognized during the quarter.

Net income/ (loss) attributable to Changyou.com Limited

Net loss attributable to Changyou.com Limited was US$7 million, compared with net income of US$39 million in the third quarter of 2016 and net income of US$52 million in the second quarter of 2017. Fully-diluted net loss attributable to Changyou.com Limited per ADS4 was US$0.13, compared with net income of US$0.73 in the third quarter of 2016 and net income of US$0.96 in the second quarter of 2017.

Non-GAAP net loss attributable to Changyou.com Limited was US$5 million, compared with net income of US$46 million in the third quarter of 2016 and net income of US$61 million in the second quarter of 2017. Non-GAAP fully-diluted net loss attributable to Changyou.com Limited per ADS was US$0.09, compared with net income of US$0.85 in the third quarter of 2016 and net income of US$1.14 in the second quarter of 2017.

[4]	Each ADS represents two Class A ordinary shares.

Liquidity

As of September 30, 2017, Changyou had cash and cash equivalents and short-term investments of US$881 million, compared with US$831 million as of December 31, 2016.

Operating cash flow for the third quarter of 2017 was a net inflow of US$75 million.

Business Outlook

For the fourth quarter of 2017, Changyou expects:

•	Total revenue to be between US$145 million and US$155 million, including online game revenue of US$110 million to US$120 million;

•	Non-GAAP net income attributable to Chanyou.com Limited to be between US$35 million and US$40 million, and non-GAAP income per fully-diluted ADS to be between US$0.66 and US$0.76. Share based compensation to be around US$2 million, assuming no new grants of share-based awards and that the market price of Changyou’s ADSs is unchanged. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com to be between US$33 million and US$38 million, and GAAP income per fully-diluted ADS to be between US$0.63 and US$0.72.

For the fourth quarter 2017 guidance, the Company has adopted a presumed exchange rate of RMB6.60 = US$1.00, as compared with the actual exchange rate of approximately RMB6.83 = US$1.00 for the fourth quarter 2016, and RMB6.67=US$ 1.00 for the third quarter 2017.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 27, 2017, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, October 27, 2017 (7 p.m. Beijing/Hong Kong, October 27, 2017).

The dial-in details for the live conference call are:

US:	800-263-0877
Hong Kong:	800-961-105
China Mainland:	400-1209-101
International:	+1-323-794-2093
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on October 27, 2017 through November 2, 2017. The dial-in details for the telephone replay are:

International:	+1-719-457-0820
Passcode:	5452160

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Tel:      +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
Revenue:
Online game	$132,427	$122,398	$98,553
Online advertising	6,068	7,076	11,651
Cinema advertising	23,967	17,360	21,058
IVAS	3,110	3,527	4,600

Total revenue	165,572	150,361	135,862
Cost of revenue:
Online game (includes share-based compensation expense of $4, $44, and $26 respectively)	17,560	11,612	23,719
Online advertising	1,661	1,705	2,761
Cinema advertising	22,605	19,627	11,906
IVAS	2,139	2,078	2,711

Total cost of revenue	43,965	35,022	41,097
Gross profit	121,607	115,339	94,765

Operating expense:
Product development (includes share-based compensation expense of $590, $3,500, and $2,524 respectively)	35,871	35,726	29,934
Sales and marketing (includes share-based compensation expense of $63, $719, and $437 respectively)	17,530	12,501	18,748
General and administrative (includes share-based compensation expense of $1,551, $5,219, and $4,215 respectively)	11,142	13,606	16,647
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business[5]	86,882	—	—

Total operating expense	151,425	61,833	65,329

Operating profit/ (loss)	(29,818)	53,506	29,436
Interest income, net	7,811	7,106	5,879
Foreign currency exchange gain/ (loss)	(1,584)	(1,558)	518
Other income, net	581	2,586	2,691

Income/ (loss) before income tax expense	(23,010)	61,640	38,524
Income tax expense/ (benefit)	(10,793)	(10,060)	519

Net income/ (loss)	(33,803)	51,580	39,043
Less: Net income/ (loss) attributable to non-controlling interests[5]	(27,029)	36	339

Net income/ (loss) attributable to Changyou.com Limited	$(6,774)	$51,544	$38,704

Basic net income/ (loss) attributable to Changyou.com Limited per ADS	$(0.13)	$0.98	$0.74

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	52,682	52,607	52,292

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$(0.13)	$0.96	$0.73

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,682	53,480	53,219

[5]	The impairments were mainly related to the MoboTap business, which was acquired in 2014. In the third quarter of 2015, the Company recognized an impairment charge related to the MoboTap business due to a change in the Company’s strategic direction. Since then, MoboTap focused on the development and operation of card and board games, which have been MoboTap’s main source of revenue. Due to reinforced restrictions the Chinese regulatory authorities imposed on card and board games, some of the Company’s key distribution partners informed the Company that they had decided to stop the distribution and promotion of card and board games in the third quarter of 2017. As a result, the Company determined that it is unlikely for MoboTap to gain users and grow its revenue in China, and accordingly further impairment charges of US$87 million were recognized to reflect the fair value of the MoboTap business. The impairment charges attributable to the Changyou.com Limited were US$60 million, and the impairment charges attributable to non-controlling interests were US$27 million.

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2017	As of Dec. 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$576,883	$597,188
Accounts receivable, net	105,429	47,150
Short-term investments	304,264	233,491
Prepaid and other current assets	621,689	484,995
Assets held for sale[6]	—	103,079

Total current assets	1,608,265	1,465,903

Non-current assets:
Fixed assets, net	190,124	189,770
Goodwill[6]	27,237	26,502
Intangible assets, net	9,422	12,335
Deferred tax assets	7,868	7,952
Other assets, net	8,044	5,575

Total non-current assets	242,695	242,134

TOTAL ASSETS	$1,850,960	$1,708,037

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$42,766	$43,541
Accounts payable and accrued liabilities	480,099	460,674
Tax payables	18,698	8,381
Liabilities held for sale[6]	—	3,902

Total current Liabilities	541,563	516,498

Long-term liabilities:
Long-term deferred tax liabilities	32,903	29,336
Long-term tax payable	13,896	13,295
Other long-term liabilities	778	744

Total long-term liabilities	47,577	43,375

Total liabilities	589,140	559,873
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,258,376	1,117,767
Non-controlling interests	3,444	30,397

Total shareholders’ equity	1,261,820	1,148,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,850,960	$1,708,037

[6]	In the third quarter of 2016, the Company’s management had an intention to divest the Company’s interest in MoboTap. Therefore, the assets and liabilities of MoboTap were recognized as assets-held-for-sale and liabilities-held-for-sale, respectively, in the Company’s financial statements for the third and fourth quarters of 2016. In the first quarter of 2017, due to the suspension of negotiations with the potential buyers of MoboTap, the Company’s management determined that the disposal was unlikely to be completed within one year. As a result, the assets-held-for-sale and liabilities-held-for-sale related to MoboTap have been reclassified as assets and liabilities in the Company’s balance sheet since March 31, 2017. In the third quarter of 2017, the Company recognized impairment charges related to the MoboTap business.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$114,867	4	114,871
Online advertising gross profit	4,407	—	4,407
Cinema advertising gross profit	1,362	—	1,362
IVAS gross profit	971	—	971

Gross profit	$121,607	4	121,611

Gross margin	73%		73%
Operating expense	151,425	(2,204)	149,221

Operating loss	$(29,818)	2,208	(27,610)

Operating margin	(18%)		(17%)

Income tax expense	10,793	—	10,793
Net loss	$(33,803)	2,208	(31,595)

Less: Net loss attributable to non-controlling interests	(27,029)	3	(27,026)

Net loss attributable to Changyou.com Limited	$(6,774)	2,205	(4,569)

Net margin attributable to Changyou.com Limited	(4%)		(3%)

Diluted net loss attributable to Changyou.com Limited per ADS	$(0.13)		(0.09)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,682		52,682

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$110,786	44	110,830
Online advertising gross profit	5,371	—	5,371
Cinema advertising gross loss	(2,267)	—	(2,267)
IVAS gross profit	1,449	—	1,449

Gross profit	$115,339	44	115,383

Gross margin	77%		77%
Operating expense	61,833	(9,438)	52,395

Operating profit	$53,506	9,482	62,988

Operating margin	36%		42%

Income tax expense	10,060	—	10,060
Net income	$51,580	9,482	61,062

Less: Net income attributable to non-controlling interests	36	3	39

Net income attributable to Changyou.com Limited	$51,544	9,479	61,023

Net margin attributable to Changyou.com Limited	34%		41%

Diluted net income attributable to Changyou.com Limited per ADS	$0.96		1.14

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,480		53,749

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$74,834	26	74,860
Online advertising gross profit	8,890	—	8,890
Cinema advertising gross profit	9,152	—	9,152
IVAS gross profit	1,889	—	1,889

Gross profit	$94,765	26	94,791

Gross margin	70%		70%
Operating expense	65,329	(7,176)	58,153

Operating profit	$29,436	7,202	36,638

Operating margin	22%		27%

Income tax benefit	(519)	—	(519)
Net income	$39,043	7,202	46,245

Less: Net income attributable to non-controlling interests	339	8	347

Net income attributable to Changyou.com Limited	$38,704	7,194	45,898

Net margin attributable to Changyou.com Limited	28%		34%

Diluted net income attributable to Changyou.com Limited per ADS	$0.73		0.85

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,219		53,796